Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	March 31, 2024	December 31, 2023
Assets
Cash and cash equivalent		11,800	16,133
Restricted cash		1,952	1,737
Marketable securities	5	28,038	26,332
Loans receivable, net	4	62,542	61,717
Prepaid expenses, and other receivables and assets		14,836	13,067
Investment portfolio	6	11,630	11,436
Property and equipment	7	473	526
Right-of-use assets		644	670
Investment in sublease, net		1,222	1,228
Intangible assets	8	34,970	36,562
Goodwill		38,355	38,355
Total assets		206,462	207,763

Liabilities
Accounts payable, accruals and other		24,663	24,082
Lease liabilities		2,576	2,709
Credit facility	9	51,309	49,405
Debentures	10	36,312	36,783
Derivative financial liabilities	11	18	34
Deferred tax liability		927	1,026
Total liabilities		115,805	114,039

Equity
Share capital	18a	389,774	389,806
Contributed surplus		36,047	35,503
Foreign currency translation reserve		274	243
Deficit		(335,438)	(331,828)
Total equity		90,657	93,724
Total equity and liabilities		206,462	207,763

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended
	Note	March 31, 2024	March 31, 2023
Revenue
Subscription and services		10,691	9,446
Interest revenue		7,234	6,431
	12a	17,925	15,877
Cost of revenue
Provision for loan losses, net of recoveries	4	4,705	2,566
Transaction costs		1,665	1,442
		6,370	4,008
Gross profit		11,555	11,869
Operating expenses
Technology and development		2,617	3,057
Marketing		1,222	566
Customer service and operations		2,818	2,849
General and administration		3,850	4,378
Stock-based compensation	18c	561	293
Depreciation and amortization	7,8	2,376	2,373
Total operating expenses	13	13,444	13,516
Loss from operations		(1,889)	(1,647)
Other expenses (income)
Credit facility interest expense	9	1,656	1,454
Debenture and other financing expense	10,19	806	778
Accretion related to debentures	10	178	272
Share of loss in investment accounted for using the equity method		—	3,178
Revaluation gain	14	(1,088)	(1,253)
Other non-operating expense	15	254	975
		1,806	5,404
Net loss before tax		(3,695)	(7,051)
Income tax recovery		(85)	(167)
Net loss		(3,610)	(6,884)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency transaction reserve gain (loss)		31	(209)
Other comprehensive income (loss)		31	(209)
Total comprehensive loss		(3,579)	(7,093)
Net loss per share
Basic loss per share		(0.15)	(0.27)
Diluted loss per share		(0.15)	(0.27)
Weighted average number of basic common shares (in 000s)		24,426	25,442
Weighted average number of fully diluted common shares (in 000s)		24,426	25,442

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2023	24,325	389,806	35,503	243	(331,828)	93,724
Net loss	—	—	—	—	(3,610)	(3,610)
Purchase of common shares for cancellation (Note 18a)	(17)	(47)	—	—	—	(47)
Cancellation of replacement awards	(1)	—	—	—	—	—
Foreign currency translation reserve	—	—	—	31	—	31
Stock-based compensation (Note 18c)	—	—	561	—	—	561
Options exercised or converted	2	15	(17)	—	—	(2)
Balance, March 31, 2024	24,309	389,774	36,047	274	(335,438)	90,657

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2022	24,892	391,243	33,025	559	(313,941)	110,886
Net loss	—	—	—	—	(6,884)	(6,884)
Cancellation of replacement awards	(2)	—	—		—	—
Foreign currency translation reserve	—	—	—	(209)	—	(209)
Stock-based compensation (Note 18c)	—	—	293	—	—	293
Balance, March 31, 2023	24,890	391,243	33,318	350	(320,825)	104,086

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended
Cash provided by (used in) the following activities:	Note	March 31, 2024	March 31, 2023
Operating activities
Net loss		(3,610)	(6,884)
Items not affecting cash and other items:
Depreciation and amortization	7,8	2,376	2,373
Provision for loan losses	4	4,707	2,818
Credit facility interest expense	9	1,656	1,454
Debenture and other financing expense	10,19	806	778
Accretion related to debentures	10	178	272
Share of loss in investment accounted for using the equity method		—	3,178
Stock-based compensation expense	18c	561	293
Revaluation gain	14	(1,088)	(1,253)
Other non-operating expense	15	149	594
Income tax recovery		(85)	(167)
		5,650	3,456
Changes in:
Net issuance of loans receivable		(5,681)	(1,068)
Prepaid expenses, and other receivables and assets		(1,795)	(2,208)
Accounts payable, accruals and other		640	457
Restricted cash		(215)	642
Net investment in sub-lease		44	—
		(1,357)	1,279
Interest paid		(2,494)	(2,290)
Income taxes (returned) paid		(15)	10
Net cash used in operating activities		(3,866)	(1,001)

Investing activities
Investment in intangible assets	8	(704)	(883)
Purchase of marketable securities	5	(816)	—
Purchases of property and equipment	7	—	(8)
Net cash used in investing activities		(1,520)	(891)

Financing activities
Lease liabilities – principal payments		(133)	(145)
Repayments on debentures	10	(699)	(1,003)
Advances on credit facility	9	1,904	—
Repayments on credit facility	9	—	(1,859)
Net cash provided by (used in) financing activities		1,072	(3,007)

Effect of exchange rate fluctuations on cash and cash equivalents		(19)	(22)
Net decrease in cash and cash equivalent		(4,333)	(4,921)
Cash and cash equivalent, beginning of period		16,133	29,268
Cash and cash equivalent, end of period		11,800	24,347

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 following the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, the Company also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca.

On August 14, 2023, the Company completed a share consolidation of its share capital on the basis of one post-consolidation common share of Mogo for each three pre-consolidation common shares of Mogo (the "Share Consolidation"). Outstanding stock options and outstanding warrants were similarly adjusted by the Share Consolidation ratio. The Share Consolidation resulted in 74,610,924 pre-consolidation common shares issued and outstanding on August 11, 2023, being consolidated into 24,870,308 post-consolidation common shares on August 14, 2023. In accordance with the Share Consolidation, all common shares and per-share amounts disclosed herein reflect the post-Share Consolidation shares unless otherwise specified.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements for the three months ended March 31, 2024, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2023. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on May 9, 2024.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least 12 months from the date of approval of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

2.
Basis of presentation (Continued from previous page)

In arriving at this judgment, management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of approval of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 9, 10, and 17 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Reclassification of prior year presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Moka Financial Technologies Europe (EUR).

3.
Material accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2023.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

4.
Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at March 31, 2024 and December 31, 2023 are as follows:

	As at
	March 31, 2024	December 31, 2023
Current (terms of one year or less)	76,034	74,121
Non-current (terms exceeding one year)	—	151
	76,034	74,272

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectible amount with no associated allowance.

		As at March 31, 2024
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	60,632	—	—	60,632
Lower risk	1-30 days past due	3,191	—	—	3,191
Medium risk	31-60 days past due	—	1,567	—	1,567
Higher risk	61-90 days past due	—	1,434	—	1,434
Non-performing	91+ days past due or bankrupt	—	—	9,210	9,210
	Gross loans receivable	63,823	3,001	9,210	76,034
	Allowance for loan losses	(6,371)	(2,009)	(5,112)	(13,492)
	Loans receivable, net	57,452	992	4,098	62,542

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

4.
Loans receivable (Continued from previous page)

		As at December 31, 2023
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	59,938	—	—	59,938
Lower risk	1-30 days past due	3,404	—	—	3,404
Medium risk	31-60 days past due	—	1,096	—	1,096
Higher risk	61-90 days past due	—	808	—	808
Non-performing	91+ days past due or bankrupt	—	—	9,026	9,026
	Gross loans receivable	63,342	1,904	9,026	74,272
	Allowance for loan losses	(6,445)	(1,266)	(4,844)	(12,555)
	Loans receivable, net	56,897	638	4,182	61,717

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are most correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,262 higher than the reported allowance for credit losses as at March 31, 2024 (December 31, 2023 – $1,235 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended
	March 31, 2024	March 31, 2023

Balance, beginning of the period	12,555	13,073
Provision for loan losses
Originations	687	334
Repayments	(198)	(276)
Re-measurement	4,218	2,760
Charge offs	(3,770)	(4,320)
Balance, end of the period	13,492	11,571

The provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss) is recorded net of recoveries for the three months ended March 31, 2024 of $2 (March 31, 2023 – $252).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

5. Marketable securities

	As at
	March 31, 2024	December 31, 2023
WonderFi Technologies Inc.	26,089	25,654
Others	1,949	678
Total	28,038	26,332

Others consists of investments in public securities and includes investments in Bitcoin ETFs.

6. Investment portfolio

	As at
	March 31, 2024	December 31, 2023
Alida Inc.	3,102	3,035
Blue Ant Media Inc.	2,700	2,700
Hootsuite Inc.	2,518	2,491
Gemini	918	898
Cardiac Dimensions Pty Ltd.	843	828
Tetra Trust Company	715	715
Others	834	769
Total	11,630	11,436

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

7. Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2022	3,175	1,210	2,055	6,440
Additions	214	—	—	214
Impairment	(239)	(212)	—	(451)
Disposals	(2,160)	(998)	(2,055)	(5,213)
Effects of movement in exchange rate	2	—	—	2
Balance, December 31, 2023	992	—	—	992
Additions	—	—	—	—
Disposals	—	—	—	—
Balance, March 31, 2024	992	—	—	992

Accumulated depreciation
Balance, December 31, 2022	2,313	971	2,055	5,339
Depreciation	313	27	—	340
Disposals	(2,160)	(998)	(2,055)	(5,213)
Balance, December 31, 2023	466	—	—	466
Depreciation	53	—	—	53
Balance, March 31, 2024	519	—	—	519

Net book value
Balance, December 31, 2023	526	—	—	526
Balance, March 31, 2024	473	—	—	473

Depreciation of $53 for the three months ended March 31, 2024 (March 31, 2023 – $108) for property and equipment is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

8. Intangible assets

	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2022	29,533	7,147	3,973	21,000	8,900	1,000	6,800	78,353
Additions	—	3,206	—	—	—	—	—	3,206
Impairment	—	—	(10)	—	—	—	—	(10)
Disposals	(13,597)	—	(3,444)	—	—	—	—	(17,041)
Transfers	8,810	(8,810)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(32)	—	—	—	—	(32)
Balance, December 31, 2023	24,746	1,543	487	21,000	8,900	1,000	6,800	64,476
Additions	—	704	—	—	—	—	—	704
Transfers	583	(583)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(2)	—	—	—	—	(2)
Balance, March 31, 2024	25,329	1,664	485	21,000	8,900	1,000	6,800	65,178

Accumulated amortization
Balance, December 31, 2022	24,350	—	3,612	3,822	2,493	—	2,247	36,524
Amortization	3,797	—	105	2,100	1,065	—	1,360	8,427
Disposals	(13,597)	—	(3,444)	—	—	—	—	(17,041)
Effects of movement in exchange rate	(24)		28					4
Balance, December 31, 2023	14,526	—	301	5,922	3,558	—	3,607	27,914
Amortization	1,149	—	16	525	266	—	340	2,296
Effects of movement in exchange rate	—	—	(2)	—	—	—	—	(2)
Balance, March 31, 2024	15,675	—	315	6,447	3,824	—	3,947	30,208

Net book value
Balance, December 31, 2023	10,220	1,543	186	15,078	5,342	1,000	3,193	36,562
Balance, March 31, 2024	9,654	1,664	170	14,553	5,076	1,000	2,853	34,970

Amortization of intangible assets of $2,296 three months ended March 31, 2024 (March 31, 2023 – $2,138) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

9. Credit facility

The credit facility consists of a $60,000 senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference the Secured Overnight Financing Rate (“SOFR”), or under certain conditions, the Federal Funds Rate in effect. On December 16, 2021, the Company amended its credit facility to lower the effective interest rate from a maximum of LIBOR plus 9% (with a LIBOR floor of 1.5%) to LIBOR plus 8% with no floor, which was updated in June 2023, following the cessation of the USD LIBOR publication, to SOFR plus 8% with no floor. There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at March 31, 2024 was $51,309 (December 31, 2023 – $49,405). Refer to Note 16 for details on the reform of major interest rate benchmarks.

The credit facility is subject to certain covenants and events of default. As at March 31, 2024 and December 31, 2023, the Company was in compliance with these covenants. Interest expense on the credit facility for the three months ended March 31, 2024 of $1,656 (March 31, 2023 – $1,454) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

10. Debentures

The Company's debentures with maturity dates of July 2, 2025 pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common shares.

The Company’s debentures balance includes the following:

	As at
	March 31, 2024	December 31, 2023
Principal balance	36,456	37,020
Discount	(898)	(1,000)
	35,558	36,020
Interest payable	754	763
	36,312	36,783

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of the debentures to July 2, 2025, being the maturity date of the credit facility.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

10. Debentures (Continued from previous page)

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2024	1,471	—	1,471
2025	1,558	33,427	34,985
	3,029	33,427	36,456

The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

11. Derivative financial liabilities

On February 24, 2021, in connection with a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 891,089 Common Shares at an exercise price of US$33.00 at any time prior to three and a half years following the date of issuance.

On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 1,018,519 Common Shares at an exercise price of US$14.10 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$43,767, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statements of operations and comprehensive income (loss).

	As at
	March 31, 2024	December 31, 2023
Balance, beginning of the period	34	419
Change in fair value due to revaluation of derivative financial liabilities	(17)	(379)
Change in fair value due to foreign exchange	1	(6)
Balance, end of the period	18	34

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

11. Derivative financial liabilities (Continued from previous page)

Details of the derivative financial liabilities as at March 31, 2024 are as follows:

	Warrants outstanding and exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2022	1,910	29.06
Warrants issued	—	—
Balance, December 31, 2023	1,910	29.06
Warrants issued	—	—
Balance, March 31, 2024	1,910	29.06

The 1,909,608 warrants outstanding noted above have expiry dates of August 2024 and June 2025.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at
	March 31, 2024	December 31, 2023
Risk-free interest rate	5.03%	4.79%
Expected life	0.4 - 1.2 years	0.7 - 1.5 years
Expected volatility in market price of shares	74 - 82%	73 - 77%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

12. Geographic information

(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended
	March 31, 2024	March 31, 2023
Canada	16,221	14,436
Europe	1,704	1,441
Total	17,925	15,877

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets.

	As at
	March 31, 2024	December 31, 2023
Canada	75,389	77,032
Europe	238	263
Other	37	46
Total	75,664	77,341

13. Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended
	March 31, 2024	March 31, 2023
Personnel expense	5,102	5,682
Depreciation and amortization	2,376	2,373
Hosting and software licenses	1,411	1,530
Marketing	1,183	465
Professional services	878	810
Stock-based compensation	561	293
Insurance and licenses	449	666
Credit verification costs	329	419
Premises	168	322
Others	987	956
Total	13,444	13,516

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

13. Expense by nature and function (Continued from previous page)

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	Three months ended
	March 31, 2024	March 31, 2023
Technology and development	3,844	4,190
Marketing	1,237	553
Customer service and operations	2,985	3,090
General and administration	5,378	5,683
Total	13,444	13,516

14. Revaluation gain

	Three months ended
	March 31, 2024	March 31, 2023
Change in fair value due to revaluation of derivative financial liabilities	(17)	23
Unrealized gain on investment portfolio and marketable securities	(919)	(786)
Unrealized gain on debentures	(84)	(284)
Realized exchange loss	23	—
Unrealized exchange gain	(91)	(206)
Total	(1,088)	(1,253)

15. Other non-operating expense

	Three months ended
	March 31, 2024	March 31, 2023
Restructuring charges	14	750
Acquisition costs and other	240	225
Total	254	975

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

16. Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statements of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•
Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•
Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•
Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a) Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

16. Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended March 31, 2024, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at March 31, 2024	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	28,038	—	—	28,038	28,038			28,038
Investment portfolio	6	11,630	—	—	11,630	—	—	11,630	11,630
		39,668	—	—	39,668
Financial assets not measured at fair value
Cash and cash equivalent		—	11,800	—	11,800	11,800	—	—	11,800
Restricted cash		—	1,952	—	1,952	1,952	—	—	1,952
Loans receivable – current	4	—	76,034	—	76,034	—	76,034	—	76,034
Other receivables		—	13,685	—	13,685	—	13,685	—	13,685
		—	103,471	—	103,471
Financial liabilities measured at fair value
Derivative financial liabilities	11	18	—	—	18	—	18	—	18
		18	—	—	18
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	24,448	24,448	—	24,448	—	24,448
Credit facility	9	—	—	51,309	51,309	—	51,309	—	51,309
Debentures	10	—	—	36,312	36,312	—	36,160	—	36,160
		—	—	112,069	112,069

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

16. Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2023	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Marketable securities	5	26,332			26,332	26,332
Investment portfolio	6	11,436	—	—	11,436		—	11,436	11,436
		37,768	—	—	37,768
Financial assets not measured at fair value
Cash and cash equivalent		—	16,133	—	16,133	16,133	—	—	16,133
Restricted cash		—	1,737	—	1,737	1,737	—	—	1,737
Loans receivable – current	4	—	74,121	—	74,121	—	74,121	—	74,121
Loans receivable – non-current	4	—	151	—	151	—	—	151	151
Other receivables		—	11,750	—	11,750	—	11,750	—	11,750
		—	103,892	—	103,892
Financial liabilities measured at fair value
Derivative financial liabilities	11	34	—	—	34	—	34	—	34
		34	—	—	34
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	23,904	23,904	—	23,904	—	23,904
Credit facility	9	—	—	49,405	49,405	—	49,405	—	49,405
Debentures	10	—	—	36,783	36,783	—	34,997	—	34,997
		—	—	110,092	110,092

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

16. Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions

• Revenue multiples

• Balance sheets and last twelve-month revenues for certain of the investee companies

• Equity volatility

• Time to exit events

• Discount for lack of marketability

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

16. Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at March 31, 2024 and December 31, 2023 and classified as Level 3:

	As at
	March 31, 2024	December 31, 2023
Balance, beginning of the period	11,436	11,915
Disposal	—	(152)
Unrealized exchange gain (loss)	170	(201)
Realized loss on investment portfolio	—	(508)
Unrealized gain on investment portfolio	24	382
Balance, end of the period	11,630	11,436

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
March 31, 2024	Adjusted market multiple (5% movement)	581	(581)

December 31, 2023	Adjusted market multiple (5% movement)	572	(572)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

17. Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure associated with the Company's loans receivable is limited to the gross carrying amount.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at March 31, 2024, SOFR is 5.34% (December 31, 2023 – 5.38%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

17. Nature and extent of risk arising from financial instruments (Continued from previous page)

Liquidity risk

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 9 and 10 for further details.

	2024	2025	2026	2027	2028	Thereafter
Commitments - operational
Lease payments	908	1,240	1,255	835	247	390
Accounts payable	5,103	—	—	—	—	—
Accruals and other	19,560	—	—	—	—	—
Other purchase obligations	997	812	584	642	221	—
Interest – Credit facility (Note 9)	5,130	3,420	—	—	—	—
Interest – Debentures (Note 10)	2,353	2,229	—	—	—	—
	34,051	7,701	1,839	1,477	468	390
Commitments – principal repayments
Credit facility (Note 9)	—	51,309	—	—	—	—
Debentures (Note 10) (1)	1,471	34,985	—	—	—	—
	1,471	86,294	—	—		—
Total contractual obligations	35,522	93,995	1,839	1,477	468	390

(1)The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

18. Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As of August 14, 2023, Mogo completed a share consolidation of the Company's issued and outstanding common shares (the "Share Consolidation") at a consolidation ratio of 3-for-1. All references to common shares, warrants, derivative warrant liabilities, stock options, and RSUs have been retrospectively adjusted to reflect the Share Consolidation.

As at March 31, 2024, there were 24,517,118 (December 31, 2023 – 24,515,909) Common Shares and no preferred shares issued and outstanding.

For the three months ended March 31, 2024, the Company repurchased 17,093 Common Shares for cancellation under the share repurchase program at an average price of CAD $2.67 per share, for a total repurchase cost of $47.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at March 31, 2024, the Company held 207,799 Common Shares in reserve (December 31, 2023 – 190,706).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667. As a result of a business combination with Mogo Finance Technology Inc. completed on June 21, 2019, there were additional options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at March 31, 2024, there are 21,667 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

18. Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2022	3,207	—	9.09	1,236	11.22
Options issued	1,362	1.80	2.41	—	—
Forfeited	(1,071)	9.02	9.07	—	—
Balance, December 31, 2023	3,498	—	5.56	1,499	8.18
Options issued	64	1.93	2.71	—	—
Exercised	(2)	8.83	2	—	—
Forfeited	(76)	7.34	4.99	—	—
Balance, March 31, 2024	3,484	—	5.52	1,603	8.03

The above noted options have expiry dates ranging from April 2024 to March 2032.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three months ended
	March 31, 2024	March 31, 2023
Risk-free interest rate	3.51%	3.02%
Expected life	5 years	5 years
Expected volatility in market price of shares	91%	91%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest monthly over a four year period after an initial one year cliff.

Total stock-based compensation costs related to options and RSUs for the three months ended March 31, 2024 was $561 (March 31, 2023 – $293).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

18. Equity (Continued from previous page)

(d) Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2022	663	13.80	625	14.40
Warrants issued	89	2.79	—	—
Warrants expired	(394)	6.09	(394)	6.09
Balance, December 31, 2023	358	20.53	280	25.46
Warrants issued	—	—	—	—
Warrants exercised	—	—	—	—
Warrants expired	(89)	51.15	(89)	51.15
Balance, March 31, 2024	269	10.37	202	12.88

The 268,630 warrants outstanding noted above have expiry dates ranging from June 2025 to February 2026, and do not include the stock warrants accounted for as a derivative financial liability discussed in Note 11.

On October 7, 2020, Mogo issued 1,493,131 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $6.09 per Common Share. On January 3, 2023, 394,655 Debenture Warrants expired unexercised. There were no Debenture Warrants outstanding as at December 31, 2023 (December 31, 2022 – 394,655).

On August 11, 2023, Mogo entered into an extended agreement with Postmedia Network Inc. (“Postmedia”) which is effective January 1, 2023. Under the extended agreement Mogo will receive discounted access to Postmedia’s network. As part of the extended agreement, the companies agreed to: (1) amend the exercise price of the 77,778 outstanding warrants of the Company held by Postmedia to $2.79 per share, each such warrant entitling Postmedia to acquire one Mogo share, and (2) extend the term of these warrants from January 25, 2023 to September 20, 2025. The amendments to the outstanding warrants will be effective as of the date that is ten (10) business days following the date hereof. In addition, in 2023 Mogo issued an additional 89,000 warrants, each such new warrant entitling Postmedia to acquire one Mogo share at the same price as the amended warrants for a period of 2 years and 6 months from the date of issuance.

During the year ended December 31, 2021, the Company also issued 190,961 warrants to purchase Common Shares with exercise prices ranging from USD $16.89 to USD $37.89 per warrant in connection with broker services rendered on offerings during the period. As at March 31, 2024, these warrants remain outstanding and exercisable.

Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 11 for more details.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2024 and 2023

19. Related party transactions

Related party transactions during the three months ended March 31, 2024, include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2024, totaled $294 (December 31, 2023 – $290). The debentures bear annual coupon interest of 8.0% (December 31, 2023 – 8.0%) with interest expense for the three months ended March 31, 2024, totaling $6 (March 31, 2023 – $6). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.